FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated June 20, 2012

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF - BRASIL FOODS S.A.
R Hungria 1400 - 5º Floor - Jd. América
1455000  City: São Paulo  State: SP

Att: Investors Relations Officer

Leopoldo Viriato Saboya

Tele: (11) 2322 5061 - Fax: (11) 3718 5297

e-mail: acoes@brasilfoods.com

June 20, 2012

BRF - BRASIL FOODS S.A. – Disclosure of Material Equity Holding

Dear Sirs,

1            The undersigned BlackRock, Inc. (“BlackRock”), hereby informs, on behalf of some of its clients, in its capacity of investment manager, that it has acquired ordinary shares issued by BRF - BRASIL FOODS S.A. so that, on June 14, 2012 its aggregated holdings added up to 35,171,138 ordinary shares and 9,605,823 ADRs, representing approximately 5.13% of the total ordinary shares issued by BRF - BRASIL FOODS S.A..

2            For the purposes of Article 12 of the Brazilian Securities Commission (“CVM”) Ruling No. 358, of January 3, 2002, as amended, BlackRock hereby requests BRF - BRASIL FOODS S.A. Investors Relations Officer to disclose the following information to CVM and to the relevant bodies:

(i)	BlackRock registered office is located at 40 East 52nd Street, New York, New York 10022-5911, USA;
(ii)	BlackRock’s aggregated holdings added up to 35,171,138 ordinary shares and 9,605,823 ADRs issued byBRF - BRASIL FOODS S.A.as specified on item 1 above;
(iii)	the purpose of the above mentioned equity holdings is strictly of investment, and there is no intention to change the control composition or the administrative structure of BRF - BRASIL FOODS S.A.;
(iv)	no debentures convertible into shares issued by BRF - BRASIL FOODS S.A. are held by BlackRock; and
(v)	no agreement or contract regulating the exercise of voting right or the purchase and sale of securities issued by BRF - BRASIL FOODS S.A. were executed by BlackRock.

3            Please do not hesitate to contact us with any further question or comment on the above.

Yours faithfully,

_________________________________
            BlackRock, Inc.
by        Rodrigo Azevedo Junqueira

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   June 20, 2012

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director